PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER
65521

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __07/01/21__ AND ENDING __06/30/22__
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Edgemont Capital Partners, L.P.__

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1251 Avenue of the Americas, 46th Floor__
                                      (No. and Street)

New York,	New York	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stuart Polansky	(646) 632-3971	spolansky@edgemont.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__DCPA__
(Name – If individual, state last, first, and middle name)

1999 Avenue of the Stars #1100	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stuart Polansky _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Edgemont Capital Partners, L.P. _____, as of June 30 _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Controller and Financial Operations Principal

ASIM HAMID
Notary Public - State of New York
NO. 01HA6247344
Qualified in New York County
My Commission Expires Aug 29, 2023

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Partners of Edgemont Capital Partners, L.P.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Edgemont Capital Partners, L.P. (the "Company") as of June 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
September 26, 2022

Edgemont Capital Partners, L.P.

Financial Statements

For the Fiscal Year Ended June 30, 2022

Edgemont Capital Partners, L.P.
Statement of Financial Condition
June 30, 2022

Assets

Cash	$	11,320,818
Accounts receivable, net		2,048,710
Due from related parties		200,820
Lease deposit		179,422
Right-of-use asset		335,879
Prepaid taxes		62,769
Prepaid expenses		176,135
Other assets		2,988
Total assets	$	14,327,541

Liabilities and Partners' Equity

Liabilities

Accounts payable and accrued expenses	$	296,476
Due to related party		112,450
Lease liability		369,296
Deferred rent payable		358,794
Accrued Compensation		4,355,146
Total liabilities		5,492,162

Commitments and contingencies

Total partners' equity		8,835,379
Total liabilities and partners' equity	$	14,327,541

The accompanying notes are an integral part of these financial statements

1

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Edgemont Capital Partners, L.P. (the "Company") is a Limited Partnership registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was formed on December 20, 2001, under the laws of the State of Delaware and its office is located in New York, New York.

The Company is an investment bank that provides merger & acquisition and strategic advisory as well as growth capital raising services for healthcare companies. It also engages in the private placement of securities and corporate finance consulting for institutional investors.

Under its membership agreement with FINRA, the Company does not maintain customer accounts, hold customer assets, or handle customer securities transactions. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable from investment banking revenues are stated at net realizable value. The Company records an allowance for doubtful accounts representing estimated uncollectible amounts. Accounts receivable balance as of June 30, 2022, totaled $2,060,888. During the year then ended, the Company booked a provision for bad debt expense and an allowance for doubtful accounts in the amount of $12,178.

Leases

The Company's accounting and reporting of its leases complies with FASB ASC 842, Leases.

Revenue Recognition

The Company earns fees from mergers & acquisitions and advisory services according to the terms of written engagement agreements with customers seeking a merger, acquisition, sale, or investment banking structuring. These agreements provide for various billing arrangements, such as initial and on-going retainers as well as success fees upon the closing of a transaction.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company's revenue recognition policies under *ASC Topic 606* have the following principles:

1. A valid contract is approved by both parties, who are committed to its completion.
2. The Company identifies its performance obligations under the contract terms.
3. The Company allocates its revenue under the contract among its performance obligations.
4. As the Company satisfies its performance obligations under the contract, it recognizes the associated revenue amount, subject to collection being received or reasonably assured.
5. Customer billings made in accordance with contract terms may differ in timing from the appropriate revenue recognition amount, in which case the Company records an asset or liability balance to properly state revenues in accordance with ASC Topic 606.

The Company recognizes incentive compensation on transactions and any other direct contract costs in the same accounting period as the related revenues.

Reimbursed expense income primarily represents direct expenses related to the work performed on their engagements.

Securities Received as Investment Banking Revenues

From time to time, the Company receives securities in the form of equity ownership for various investment banking services performed by the Company. The Company records these revenues at the point in time when the services for the transactions are completed under the terms of each assignment or engagement, typically the closing date of the transaction. The securities received and related revenue are initially recorded at their estimated fair value at the time of transfer. If these securities are not transferred out of the Company immediately to the partners or registered representatives, the Company values such securities again at the date of the Statement of Financial Condition and recognizes the difference as an unrealized gain or loss until disposition. The revenue related to the initial fair market value of the securities received for the services performed by the Company is included in Investment banking revenue.

During the year ended June 30, 2022, the Company received $2,777,500 worth of stock compensation revenue in a Level 1 publicly traded company for an investment banking transaction, which were sold in January 2022 resulting in a realized loss of $1,330,905 shown on the Statement of Income.

Advertising Costs

The Company expenses advertising costs as they are incurred.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments

The Company has adopted FASB ASC 320, Investments -- Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the year.

Income Taxes

The Company is classified as a Partnership for Federal and state income tax purposes, whereby the Company's income or loss is reported by the partners on their personal income tax returns. Accordingly, no provision has been made for Federal and state taxes.

Note 2: INCOME TAXES

As stated in Note 1, the Company is classified as a Partnership for Federal and state tax purposes, whereby the Company's income or loss is reported by the partners on their personal income tax returns. Accordingly, no provision has been made for Federal and state taxes. The Company is subject to the New York City Unincorporated Business Tax on a calendar year basis. The Company files their tax return on a calendar year basis. As of June 30, 2022, the Company did not have any New York City sourced income for the last six months of the fiscal year, therefore no accrual is considered necessary. The Company does have prepaid taxes of $62,769, shown on the Statement of Financial Condition.

The Company is required to file income tax returns in federal, state and local tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. For Federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state and local purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2022, no examinations have been initiated by any of the taxing authorities.

Note 3: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

The Company complies with FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable.

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonable determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities.

Note 3: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (CONTINUED)

The condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on the recurring basis as of June 30, 2022

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
	$ -	$ -	$ -	$ -
Total Assets	$ -	$ -	$ -	$ -

Liabilities	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
	$ -	$ -	$ -	$ -
Total Liabilities	$ -	$ -	$ -	$ -

Valuation of Securities at Fair Value - Valuation Techniques

Equity Securities

The Company values securities that are freely tradable and are listed on a national securities exchange at their sales price as of the last business day of the year.

Note 4: RELATED PARTY AND EXPENSE SHARING AGREEMENT

Effective January 1, 2007, the Company and Edgemont Advisors L.P. ("Advisors"), an entity commonly owned and operated with the Company, entered into an expense sharing agreement by which operating expenses (i.e. office rent, office expense, insurance, payroll and related taxes, employee benefits, retirement plan contribution, professional fees, travel and entertainment, etc.) are allocated to each entity based on their respective revenue for the year. Expenses such as retirement plan contributions, NYC unincorporated business tax, taxes and licenses, and depreciation, are not allocated between the entities. Each entity is charged individually for these expenses.

The Company shall reimburse Advisors for such operating expenses by paying Advisors a monthly payment.

For the year ended June 30, 2022, the revenue of the Company represented 100% of the total revenue of both entities; therefore, the Company was charged with 100% of the operating expenses of both entities.

Note 4: RELATED PARTY AND EXPENSE SHARING AGREEMENT (CONTINUED)

As of June 30, 2022, the Company had a balance of $194,820 due from Advisors on the accompanying Statement of Financial Condition for expenses related to the terms of this agreement. The remaining balance of Due from related parties is made up of and $6,000 due from another related entity.

It is possible that the terms of certain related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 5: DUE TO RELATED PARTY

During the year-end June 30, 2021, one of the Company's partners withdrew from the Partnership. The Company reclassed the former partner's outstanding capital as a liability on the Statement of Financial Condition. According to the Partnership Agreement, the Company has three years to repay the return of capital. As of June 30, 2022, the balance due amounted to $112,450.

Note 6: RETIREMENT AND PROFIT-SHARING PLAN CONTRIBUTIONS

The Company maintains a 401k retirement plan covering its limited partners and eligible employees. For the year ended June 30, 2022, the firm's pension plan was closed in September 2021.

The Company has a discretionary profit-sharing plan covering its limited partners and eligible employees. Profit-sharing expense is funded through annual contributions to the plan.

Note 7: CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. At times during the year ended June 30, 2022, cash balances held in financial institutions were in excess of the FDIC limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash deposits with financial institutions which are financially stable.

Note 8: COMMITMENTS AND CONTINGENCIES

Commitments: Lease

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year subject to ASC 842, which commenced on February 1, 2019 and expires on April 29, 2023. The Company classified these leases as operating leases. The lease agreement does not include a renewal option.

Under this lease agreement, the Company is required to hold an irrevocable letter of credit as a security deposit. As of June 30, 2022, the Company has $179,422 held in the form of a certificate of deposit of which $106,100 was required as a lease deposit, shown on the Statement of Financial Condition as the Lease deposit.

The Company amended its lease agreement on December 24, 2020. This agreement defers certain portions of their base rent beginning with June 2020 and throughout the life of the lease. All deferred rents shall be waived and forgiven at the expiration of the lease if the Company does not default on any payments. As of June 30, 2022, the Company recognized a liability in the amount of $358,794 for this deferred rent, included on the Statement of Financial Condition.

The amounts reported in the Statement of Financial Condition as of June 30, 2022 are as follows:

Operating lease:

Right-of-use asset	$ 335,879
Lease liability	$ 369,296
Discount rate	8%

Maturities of lease liabilities under noncancelable operating leases as of as of June 30, 2022 are:

Year Ending June 30,	Minimum Payments
2023	$ 471,580
Total undiscounted future lease payments	471,580
Less: Imputed interest	(102,284)
Total future lease liabilities	$ 369,296

Contingencies

The Company had no contingent liabilities and had not been named as a defendant in any lawsuit at June 30, 2022, or during the year then ended.

Edgemont Capital Partners, L.P.
Notes to Financial Statements
June 30, 2022

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2022, the Company had net capital of $6,240,845 which was $5,897,093 in excess of its required net capital of $343,752; and the Company's ratio of aggregate indebtedness ($5,156,283) to net capital was 0.82 which is less than the 15 to 1 maximum allowed.

Note 10: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending June 30, 2022, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.